UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 24, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Legacy Education Alliance, Inc.

File No. 333-184897 - CF#31814

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Legacy Education Alliance, Inc., formerly Priced In Corp., submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 8-K filed on November 10, 2014, as amended on February 11, 2015.

Based on representations by Legacy Education Alliance, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.5	through December 31, 2020
Exhibit 10.6	through December 31, 2020
Exhibit 10.7	through December 31, 2020
Exhibit 10.8	through December 31, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary